Filed by ironSource Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: ironSource Ltd.

Commission File No.: 001-40539

The following article was published on July 22, 2022 in an Israeli newspaper which certain ironSource executives were interviewed regarding their pending merger with Unity Software.

ironSource: "We struck while the iron was cold”

ironSource was issued just a year ago at a valuation of $11 billion. But last week it surprisingly announced it had merged into gaming giant Unity and ceased to exist as an independent company. In their first interview since the deal, two of its leaders, CSO Eyal Milrad and co-founder and CRO Omer Kaplan, try to convince why the whole will be greater than the sum of its parts

Diana Bahur-Nir

09:46, 22.07.22

At the end of June 2021, ironSource made history, with the largest IPO by an Israeli company, going public at a valuation of no less than $11 billion (via a SPAC merger). Israeli high-tech was in euphoria. "This deal is another sign of Israeli technology companies breaking the glass ceiling," said Shlomo Dovrat, a veteran investor in Israel and one of the first investors in ironSource. "This will have a significant impact on the high-tech and Israeli economy in terms of employment, knowledge and the ability to build huge global companies operating from Israel." At the company, naturally, they celebrated most of all. It is estimated that the huge issuance spawned more than 200 new millionaires (in dollars) among the employees.

In truth, of all the high-tech offerings and unicorn funding rounds, this one seemed the most reasonable. ironSource had already been established a decade before, had been a profitable company for many years, and had managed to swallow a long line of companies worth hundreds of millions of dollars along the way, all while establishing itself as a world leader in its field - developing tools for advertising and mobile monetization. It was not for nothing that its founders over the years had made sure to say over and over again that the company was not looking for an exit and was not for sale, but seeks to become a giant on its own. Check Point was the model that was mentioned again and again. "I do not have to sell, I have to build the biggest company I can," said Tomer Bar-Zeev, the well-known CEO and founder, back in 2017, long before the boom of the past two years. "We received very worthy and concrete offers, and we refused."

Against this background, it is easy to understand the shock that gripped the Israeli high-tech community last week, when ironSource announced that it would merge into the Danish-American gaming giant Unity, the world's leading game development platform. Those in shock included most of the company's employees, who gathered on Wednesday afternoon in the auditorium at ironSource's offices in the Sharona Tower in Tel Aviv, for a rocky update conversation with the CEO Bar-Zeev.

There was no festive atmosphere and no reasons to party. There were mostly dry, matter-of-fact details: the value of ironSource dropped last year from $11 billion to just $2.3 billion; The company will be valued at $4.4 billion in the merger, and since Unity is worth more or less $12 billion, ironSource owners will own a little over a quarter of the merged company. The 1,500 employees will join 6,500 Unity employees, and henceforth the code word is "synergy". No more trying to be the next Check Point, no more leading the world, no more defiant independence. In the high-tech dictionary, next to the word "synergy" it says "the dream is over.”

"We said Mazal Tov and got back to work"

"We gathered the company's employees, Tomer explained the essence of the deal, we said 'Mazal Tov' to each other and that's it, we went back to work," recalls Eyal Milrad, 45, Chief Strategy Officer at ironSource, and who was, along with his two brothers Roi and Itay, in the founding nucleus of the original company more than 13 years ago. "There are no celebrations here and there’s no money here, this is a stock exchange deal. It's not like on TV, we were already financially set even before the IPO. Now this is simply a growth event of the company, not an exit that is celebrated. It’s a configuration change. And we came to this point with our tongues hanging out because of all the details that had to be closed, and because we held a big secret. We just wanted it to all be behind us. So there was news, not a celebration. This is not like an IPO, when you find yourself in a moment that you did not even dare to imagine."

The interview was conducted jointly with Milrad and co-founder and Chief Revenue Officer (CRO) Omer Kaplan (41). Both were willing to answer tough questions and talk openly about the new deal, which no one - as they know well and will admit to later on - is really delighted with. Not the investors, not the employees, not the founders.

Congratulations on the merger, but it means that you won’t become the next Check Point.

Kaplan: "There's the romantic part around ironSource, the Cinderella story of a company that's only Israeli. But now it's becoming part of something bigger. Romance is important, but it's just romance. In our entrepreneurial sense, there is only excitement."

What’s there to get excited about? They talked about you, and you talked about yourself, as a large, independent, Israeli company which is too big to be acquired.

Milrad: "There's some point where it can no longer be your dream."

Being the next Check Point?

"The Check Point dream is actually a dream of victory: in Israel, a company has emerged that stands on its own and has no buyers, because it is growing and continues to grow and there is no end to its path. But the Israeli high-tech industry always meets with some end. When an entrepreneur sets up a startup in his garage or basement and does not sell it within two years, grows, opens branches and offices around the world and achieves global sales, then the end of the road can be an awfully big purchase or an IPO. And we fulfilled this dream."

That’s impressive, but it means that the market situation has killed the big dream.

"If we did not have an opportunity like the one created now, it could be that we would have gone down the Check Point track. But there is a point where it can no longer be your dream. As a public company, my dream does not interest anyone. The entrepreneurs of ironSource are still a key function in success, but they are no longer the story because the company is in the public domain. As soon as we chose to go the public route, the dream came true. And from that moment we stored it in a box and the story became about value creation for investors. Check Point's story also ends as soon as they went public, in the sense that once they become public, they serve the shareholders. Gil Shwed included."

But he did not sell or give up the independence of his company.

Kaplan: "Even if we were offered a year, two or three years ago a merger with Unity, in which ironSource would hold more than 25% of the joint venture, we would have said: 'Amazing, where do we sign?' The potential is huge, and there is no sourness or a feeling of missing out here."

None at all?

"People here are on a high."

I find it hard to believe.

“If you were to do a survey and ask employees which company they would like to merge with, Unity would be at the top. When we dove into synergies, it made everyone excited and we wanted to make it happen."

Milrad: "ironSource will be the company's second headquarters. The R&D and operations center will remain here. So the story goes on. The company isn’t being swallowed up. We will be the group of private individuals that will hold the most shares in Unity, and we will remain senior executives. We continue on our way, just under a new hat. For us, the story continues, and the next Check Point is Unity."

"Independence? We are no longer children"

Let's go back to the numbers. It is true that you got issued at $11 billion, and in the past year, which was difficult for the entire industry, you crashed down to $2.3 billion, which created pressure. But the company is still profitable and is expected to remain so. Why not wait for the wave to pass?

Milrad: "The situation in the markets does not affect a company like us in the short term. We are a profitable company without pressure to sell. Some companies have recruited and then do not meet growth expectations and need to lay off and slow their growth. Such companies have seen their value get cut, could go into a whirlwind of decline, and investors who went in with big dreams will come out losers. In our case, the stock has fallen, but the company is healthier than ever, profitable, growing, and without layoffs."

This only reinforces the question: Why did you take this deal?

"ironSource manages to maximize its potential in any situation, and it has managed to get a stock swap deal to increase its stock value. So we struck while the iron was cold, if the cold is the market."

You did not believe in the ability to restore value on your own? What is the rush to fix the stock value for the sake of investors, when the price is giving up on your independence?

"We wanted to continue on our own, and we had a belief that we could continue to grow. But there are forks in the road and opportunities where we need to recalculate our route. What we want is no longer the leading reason for decision making, we have investors and responsibility.

"We did not go for the option of going back to being private (at current value), because then it would have been a farce. So that’s the reason for the choice of exchange of stocks and not a cash transaction. To take from investors $11 billion and return cash at a value of $4 billion is a farce, and we would not do it. If we did not think that this synergy increases the size of the cake - we would not go for it."

Did everyone agree with this approach?

"An opportunity was created here, and everyone wanted the deal: the investors, the management, the public that continues to hold the stock. This company took the value of its stock, converted it into another stock at a better ratio, and the consolidated stock should produce greater synergistic value."

I insist on finding the pain of giving up independence.

"What is 'independence'? We are no longer children, we are not in school. This is not the case of a lone entrepreneur for whom the company is his baby and he has never had a boss, and he grew the whole company on his own and no one told him when to get up in the morning. Independence exists in the company’s first year, and already in the second year you are not independent, you have investors, a board watching over your every move, everyone is reporting to someone all the time. So I do not think there is a price here. For all of us this is an opportunity."

Does Tomer Bar-Zeev think so too?

"This is a question that needs to be addressed to him, because right now he is at the top of the pyramid and he will no longer be. But even in a merged company he will not be in a symbolic position, his role (as a senior member of management) will be very important, he will lead everything we do plus parts of Unity that will come under his control. Every single hand helps put together an event like this to get the most out of it."

And the workers? A merger is almost always a code name for "there will be duplications in roles, people will be laid off".

Kaplan: "Absolutely not. We were also explicit in this matter in conversations with the workers here. There is not a single line in the model that says 'we will be more efficient because we do not need all the manpower'. A company of this size can enjoy synergies of server or office costs, but in terms of manpower we need them all. And there is nothing in the deal that has to do with layoffs or streamlining."

Regardless of the merger, in recent months haven’t the employees felt like they were falling from Olympus?

Milrad: "We started with a very exciting value, but it did not shake us in terms of company performance or work. We were not in euphoria. For young companies, which went very quickly from zero to a one hundred, the encounter with reality hurts. But in our case, of an old company built step by step, we were not at Olympus - so we did not fall either. When the stock goes down it is less pleasant in terms of investors and in terms of employees holding options, but in the end it is more of a pothole. And within that reality, we have now done the right thing."

Looking back, $11 billion was a bubble value?

Kaplan: "When we issued at this value we did not think so, it did not seem imaginary in view of our profits and multipliers that growing companies know how to produce. There was clear financial data, which showed that it is a value that growing companies receive. It is no coincidence that the largest investors in the world have joined us."

And you had to stand in front of these big investors when the stock crashed.

Milrad: "It's not pleasant, not even in front of the employees who hold options, but the whole market has gone down in a similar magnitude. It's not that our competitors have moved away from us. The entire benchmark has changed."

"24 hours - and everything has been calibrated"

ironSource, even before the current merger, is a company that has already gone through a series of incarnations. Bar-Zeev and the three Milrad brothers founded it in 2008 with a browser plugin that was used to distribute software and applications, later moved on to focus on software that helps other developers, in 2011 merged with Volonet, and in 2013 bought Kaplan's AfterDownload and added tools for advertisers. There were a few more acquisitions along the way that increased its product portfolio, and in general ironSource knew how to move from product to product, from desktop to mobile and apps, and from 2014, with the purchase of Upopa and especially Supersonic in 2015, it also reached gaming.

This history may seem erratic, but it also testifies to the company's ability to identify the next hot areas in time and enter them, primarily through connecting to smaller companies that have already gained a foothold.

The current connection is to a much larger company in terms of value, volume of activity and number of employees. But it’s also a company that is in a not so great situation. Last year, for example, Unity posted revenue of $1.1 billion but registered a net loss of $532 million. ironSource, on the other hand, had income of $553 million and finished with a net profit of $60 million. Unity also has debts that offset almost all of its cash, while ironSource has $400 million in cash in its coffers. Under these conditions, who will actually benefit from the merger, and who will become a burden? The experts also disagree on this, and here too ironSource’s execs project optimism.

"Unity invests a lot in its technology, a real-time 3D engine, with more than 50% of the world's games built on it, and it is bringing it to the worlds of cinema, architecture, and car dashboards. If they only focused on the gaming worlds they would already be a profitable company, but they have a huge vision to produce something huge, and I think they are right," Kaplan explains. "Imagine for example that future episodes of 'Game of Thrones' could be created on Unity's technology instead of using countless extras and endless resources. They are 'Google material' in the way they look at the world."

With all due respect to the vision, when will you see it in the profit line?

"Unity, thanks to the deal with us, will become profitable after the closing. We reported to the stock exchange that by 2024 the merged company will already generate $1 billion in profit (EBIDTA)."

How did the relationship with them even form?

"The companies have been working together for years, and the relationship is good. In a meeting with their people at a big gaming conference in San Francisco, we thought it would be interesting to have a more strategic conversation."

"Strategic"?

"That's the code name. Nobody said 'we should merge.' It's like you would not say on a first date, Hello, do you want to get married? So conversations started, and the moment it really warmed up and got serious was when Tomer went to meet John (John Riccitiello, CEO of Unity), one on one for 24 hours, and there was a great connection between them when it came to vision, with a lot of ambition. The process went from general exploration to a real route, and everything was calibrated. Within several months, the lawyers and consultants phase was completed, and that's it."

Then Kaplan and Milrad go back to expanding on the synergy. Kaplan talks about Unity's 3D engine, which “more than 70% of the world's games are built on," but "at the same time they have developed an operation similar to what ironSource does - tools that help game developers turn the game into a successful business, with distribution, analytics and monetization. And this is basically the world of ironSource. Two-and-a-half years ago, for example, we released a product that helps developers take the prototype and predict what to do to make the game a success. We also have advertising systems on Apple, Facebook and Google - these are depths that allow developers, already in the early stages, to know what to do so that they have a real business. There is a lot of value here that translates into money. Whoever creates a game does not necessarily know if they have something good in hand."

They cite the example of a game called GetRich, "developed by a Turkish guy named Murat Kul. He produced it while working on an oil rig, built it on Unity's platform, and we provided the distribution side. It was a very successful game, and the guy has a gaming company. Now people like him will not have to come to us independently and search and find us. We will already be within Unity and give them the whole package."

What will happen to the world of online advertising and games under the strict regulation of privacy? Don’t you fear that it will hurt you too?

Kaplan: "We are not in the problem areas. With us, if you play a particular game I can recommend to you another game, but I have no idea what kind of wine you like to drink. It's like at Starbucks whoever wants coffee probably wants a pastry too, and I know that without building a profile. In other words, in our worlds the target is mostly conceptual and not behavioral. The problem is building a profile on the user, knowing who you are and who your friends are, and we don’t do that."

Finally, when they are asked what the next challenges are, the key word, the big winner of the deal, of course comes up again. “To take everything we’ve built and create a common synergy,” Milrad says. "It means a few more years of effort, but we enjoy it."

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. These statements are based on current expectations, estimates and projections about the industry and markets in which Unity and ironSource operate and management’s beliefs and assumptions as to the timing and outcome of future events, including the transactions described in this communication. While Unity’s and ironSource’s management believe the assumptions underlying the forward-looking statements are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management’s control. These risks and uncertainties include, but are not limited to the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction;  the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against the parties and others following announcement of the merger agreement; the inability to consummate the transaction due to the failure to obtain the requisite stockholder approvals or the failure to satisfy other conditions to completion of the transaction; risks that the proposed transaction disrupts current plans and operations of Unity and ironSource; the ability to recognize the anticipated benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction; and the other risks and important factors contained and identified in Unity’s and ironSource’s filings with the Securities and Exchange Committee (“SEC”), such as Unity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and ironSource’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and subsequent Current Reports on Form 6-K, any of which could cause actual results to differ materially from the forward-looking statements in this communication.

There can be no assurance that the proposed transaction will in fact be consummated. We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this press release. Neither Unity nor ironSource is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and neither Unity nor ironSource intends to do so.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Unity expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Unity and ironSource that also constitutes a prospectus of Unity, which joint proxy statement/prospectus will be mailed or otherwise disseminated to Unity’s and ironSource’s respective securityholders, as applicable, when it becomes available. Unity and ironSource also plan to file or furnish, as applicable, other relevant documents with or to the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and securityholders may obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Unity and ironSource with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed or furnished by the companies will be available free of charge on their respective websites at www.unity.com and www.is.com.

Participants in Solicitation

Unity, ironSource and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Unity is set forth in its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 20, 2022. Information about the directors and executive officers of ironSource is set forth in its Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to (as applicable) the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.